UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS RESTRUCTURING DEBT WITH VNESHECONOMBANK

Moscow, Russia – September 28, 2017– Mechel PAO (MOEX: MTLR; NYSE: MTL), a
leading Russian mining and metals company, reports signing agreement with
Vnesheconombank on a loan to Elgaugol OOO for a total of up to 190 million US dollars in order to refinance its obligations to Vnesheconombank.
Vnesheconombank and Elgaugol OOO which is part of Mechel Group’s mining division, signed a loan agreement on financing for a sum of up to 190 million dollars. These funds will be used to repay the company’s current debt to the bank, which will extend the debt’s maturity until the second quarter of 2022.
About two thirds of the loan will be repaid by the borrower according to an agreed schedule and one third — depending on Elgaugol OOO’s financial results during or at the end of the loan agreement period. The loan’s security as set forth in earlier loan agreements remains unchanged.
Vnesheconombank’s First Deputy Chairman – Member of the Board Dmitry Kurdyukov
noted: “Regarding the Elga project, and taking into account its importance for the industry’s development, as well as to ensure the return of funds loaned earlier, the bank decided to restructure the debt and extended the maturity of debt obligations.”
“By signing this agreement with Vnesheconombank, Mechel Group has completed the process of restructuring its debt with Russian banks. Vnesheconombank used a balanced approach in evaluating the results so far achieved in developing this project and made the decision to restructure our current debt and extend the maturity of loan obligations, which is important to us. Development of the Elga deposit is our key investment project which we will continue to work on together with Gazprombank, and our agreement with Vnesheconombank is an important step that enables us to move forward,” Mechel PAO’s Chief Executive Officer Oleg
Korzhov commented.

***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: September 28, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO